UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                           SCHEDULE 13D
                          _____________

            Under the Securities Exchange Act of 1934*



              LIFESMART NUTRITION TECHNOLOGIES, INC.
     _______________________________________________________
                         (Name of Issuer)



                  COMMON STOCK, $.001 par value
     _______________________________________________________
                  (Title of Class of Securities)



                           53221B 10 7
      ______________________________________________________
                          (CUSIP Number)


                        Richard W. Hellyer
                    8 East Broadway, Suite 200
                    Salt Lake City, Utah 84111
                    Telephone: (801) 596-3222
      ______________________________________________________
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                        February 15, 2002
      ______________________________________________________
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. \ \.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           SCHEDULE 13D
CUSIP NO.  53221B 10 7


1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (entities only)

      Richard W. Hellyer

_____________________________________________________________________________

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                   (a) \  \
                                   (b) \  \
_____________________________________________________________________________

3.    SEC USE ONLY


_____________________________________________________________________________

4.    SOURCE OF FUNDS (See Instructions)

      PF
_____________________________________________________________________________

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2 (e)  \  \


_____________________________________________________________________________

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

_____________________________________________________________________________

NUMBER OF       7.   SOLE VOTING POWER         2,479,500
SHARES
BENEFICIALLY    8.   SHARED VOTING POWER               0
OWNED BY
EACH            9.   SOLE DISPOSITIVE POWER    2,479,500
REPORTING
PERSON          10.  SHARED DISPOSITIVE POWER        - 0 -
WITH
_____________________________________________________________________________

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,479,500 shares

_____________________________________________________________________________

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) \ \

_____________________________________________________________________________

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      18.0%

_____________________________________________________________________________

14.   TYPE OF REPORTING PERSON (See Instructions)

      IN

____________________________________________________________________________

                           SCHEDULE 13D

Item 1.   Security and Issuer

          Common Stock, $.001 par value ("Common Stock"), of LifeSmart Nutrition Technologies, Inc. (the "Company"). The Company's principal executive offices are located at 8 East Broadway, Suite 200, Salt Lake City, Utah 84111.

Item 2.   Identity and Background

          This statement is filed by Richard W. Hellyer ("Mr. Hellyer"). The business address of Mr. Hellyer is 8 East Broadway, Suite 200, Salt Lake City, Utah 84111.

          The present principal occupation or employment of Mr. Hellyer, and the name, principal business and address of any corporation or other organization in which such employment is conducted are: Mr. Hellyer is the Chief Executive Officer and Chairman of the Board of Directors of the Company and its wholly-owned subsidiary, LifeSmart Nutrition, Inc., which are both located at 8 East Broadway, Suite 200, Salt Lake City, Utah 84111.

          During the last five years, Mr. Hellyer has not: (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Mr. Hellyer is a United States citizen.

Item 3.   Source and Amount of Funds or Other Consideration

          The shares referred to in Item 5(a) below were acquired by Mr. Hellyer in the following transaction:

          Mr. Hellyer acquired 1,179,500 shares of the Company's common stock and options to acquire 1,300,000 shares of the Company's common stock in a reorganization transaction which closed on February 15, 2002 in which the Company acquired 100% ownership of LifeSmart Nutrition, Inc. In the reorganization transaction, shares of LifeSmart Nutrition, Inc. common stock were converted to shares of the Company's common stock on the basis of seven-tenths of one (0.7) shares of the Company's common stock for each one (1) share of common stock of LifeSmart Nutrition, Inc. The 1,685,000 shares of common stock of LifeSmart Nutrition, Inc. held by Mr. Hellyer were converted to 1,179,500 shares of the Company's common stock in the reorganization. Mr. Hellyer's options to acquire 1,300,000 shares of the common stock of LifeSmart Nutrition, Inc. were exchanged for new options to acquire 1,300,000 shares of the Company's common stock.

None of the stock purchases or stock acquisitions described in this Item 3 were made with funds borrowed by Mr. Hellyer. Mr. Hellyer previously acquired shares of LifeSmart Nutrition, Inc. common stock with his personal funds and/or as consideration for services rendered.

Item 4.   Purpose of Transaction

          The shares referred to in Item 5(a) below as being beneficially owned by Mr. Hellyer were acquired by Mr. Hellyer for investment purposes. Mr. Hellyer may acquire and/or dispose of additional shares of the Company's common stock from time to time, either in the open market or in privately negotiated transactions. Any decision by Mr. Hellyer to increase or decrease his holdings in the Company's common stock may depend, however, on numerous factors, including, without limitation, the price of shares of the Company's common stock, the terms and conditions related to their purpose and sale, the prospects and profitability of the Company, other business and investment alternatives of Mr. Hellyer and general economic and market conditions.

          Except as described in the next paragraph, Mr. Hellyer presently has no plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above. However, Mr. Hellyer may formulate plans or proposals with respect to one or more of the foregoing in the future.

          The agreement and plan of reorganization pertaining to the acquisition of LifeSmart Nutrition, Inc. provides that the Company is to spinoff its small oil and gas business subsidiary, G. S. & C., Inc., to the Company's shareholders within one year following the reorganization. If this does not occur within one year of the reorganization, then two persons unrelated to Mr. Hellyer have the option to purchase G. S. & C., Inc. for $100,000. Mr. Hellyer intends to focus the Company's business efforts in the nutraceutical business conducted through its LifeSmart Nutrition, Inc. subsidiary.

Item 5.   Interest in Securities of Issuer

          (a) 2,479,500 shares of the Company's common stock are beneficially owned by Mr. Hellyer, consisting of approximately 18.0% of the Company's shares of common stock outstanding as of February 15, 2002. Mr. Hellyer holds 1,179,500 shares of record and he holds an option to acquire 1,300,000 shares exercisable at $0.50 per share which is immediately exercisable until January 25, 2012.

          (b) Mr. Hellyer holds sole voting and dispositive power with respect to all of the 2,479,500 shares of the Company's common stock described in Item 5(a) as being beneficially owned by him.

          (c) During the 60 days prior to the filing of this Schedule 13D, Mr. Hellyer effected the transactions in the Company's common stock which are described in Item 3 of this schedule.

          (d)  Not applicable.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Mr. Hellyer is not a party to any contract, arrangement, understanding or relationship with any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except that Mr. Hellyer holds an option to acquire up to 1,300,000 shares of the Company's common stock directly from the Company. This option is exercisable at $0.50 per share at any time until January 25, 2012.

Item 7.   Materials to be Filed as Exhibits

          None.

                            SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date: February 28, 2002           By: /s/ Richard W. Hellyer
                                     ----------------------------------------
                                      Richard W. Hellyer